UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
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(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

RESOLUTIONS PASSED AT THE BOARD MEETING
APPOINTMENT OF VICE-CHAIRMAN
AND
PROPOSED APPOINTMENT OF DIRECTORS

Pursuant to the articles of association and the rules for the meeting of the board of directors （董事會議事規則）of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the Chairman, the tenth ordinary meeting (the “Meeting”) of the board (the “Board”) of directors (the “Directors”) of the Company was held on 11 November 2011. The Directors present at the Meeting considered and passed the following resolutions:

1.
Considered and approved the appointment of Mr. Ma Xulun (馬須倫) as the Vice Chairman of the sixth session of the Board with the same term of service as the current session of the Board and with immediate effect.

2.
Considered and approved the nomination of Mr. Gu Jiadan (顧佳丹) (“Mr. Gu”) and Mr. Xu Zhao (徐昭) (“Mr. Xu”) as the Directors of the sixth session of the Board with the same term of service as the current session of the Board (the “Proposed Appointments”); to submit the Proposed Appointments to the next general meeting of the Company for consideration; and to authorise the Chairman to issue a notice of the general meeting in due course.

The biographical details of Mr. Gu are as follows:

Mr. Gu, aged 55, is currently the deputy general manager and a party member of China Eastern Air Holding Limited (中國東方航空集團公司) (“CEA Holding”). From March 2003 to May 2005, Mr. Gu was the assistant to general manager, and the general manager and the party committee secretary of the commerce department of Shanghai Airlines Co., Ltd. (上海航空股份有限公司) (“Shanghai Airlines”). From May 2005 to July 2009, he was a party committee member and the deputy general manager of Shanghai Airlines. From July 2009 to January 2010, he was the acting general manager of Shanghai Airlines. From January 2010 to July 2011, he was the deputy general manager and a party member of CEA Holding and the party committee secretary of Shanghai Airlines Co., Ltd. (上海航空有限公司). From July 2011 till now, Mr. Gu has served as the deputy general manager and a party member of CEA Holding. Mr. Gu holds a master’s degree and is a senior economist.

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Gu has not held any other position with the Company and its subsidiaries; (ii) Mr. Gu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Gu has not held any other major appointments and professional qualifications preceding the date of this announcement; (iv) Mr. Gu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this announcement, Mr. Gu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Gu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Gu will be determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matters in relation to the appointment of Mr. Gu which are required to be disclosed pursuant to Rules 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and any other matter that needs to be brought to the attention of the Company’s shareholders.

The biographical details of Mr. Xu are as follows:

Mr. Xu, aged 42, is currently the chief accountant of CEA Holding. Mr. Xu served as an engineer and an accountant in Dongfeng Motor Group Company Limited (東風汽車公司).  He served as a manager in finance department of Shanghai Yanhua High Technology Limited Company (上海延華高科技有限公司) in 2000 and the chief financial officer of Shaanxi Heavy Duty Automobile Co. Limited (陝西重型汽車有限公司) in 2001. Since November 2006, Mr. Xu has served as the chief accountant in CEA Holding. From 29 June 2007 to 11 November 2011, Mr. Xu served as a supervisor of the Company. From 12 September 2009 till now, Mr Xu was appointed as an independent non-executive director of Yingde Gases Group Company Limited (Stock code: 2168), a company listed on The Stock Exchange of Hong Kong Limited. Mr. Xu graduated from Chongqing University, majoring in moulding, and the Chinese University of Hong Kong, majoring in accounting, and holds a master’s degree. Mr. Xu is qualified as an engineer and an accountant, and is a certified public accountant in the People’s Republic of China (“PRC”).

As far as the Directors are aware, save as disclosed in the above, (i) Mr. Xu has not held any other position with the Company and its subsidiaries; (ii) Mr. Xu has not held any other directorship in the last 3 years in public companies the securities of which are listed on any securities market in Hong Kong or overseas; (iii) Mr. Xu has not held any other major appointments and professional qualifications preceding the date of this announcement; (iv) Mr. Xu does not have any other relationship with any directors, senior management or substantial or controlling shareholders of the Company; and (v) as at the date of this announcement, Mr. Xu does not have, and is not deemed to have, any interest in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Xu has not entered into any service contract with the Company in the capacity as a proposed director of the Company. The remuneration of Mr. Xu is determined according to the remuneration policy of the Company, his responsibilities and the prevailing market conditions.

Save as disclosed in this announcement, the Board is not aware of any other matters in relation to the appointment of Mr. Xu which are required to be disclosed pursuant to Rules 13.51(2) of the Listing Rules and any other matter that needs to be brought to the attention of the Company’s shareholders.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Director, President, Vice Chairman)
Li Yangmin	(Director, Vice President)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
11 November 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 14, 2011	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary